2012 Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on July 9, 2012 (“ADS Voting Instructions Deadline”) for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Ku6 Media Co., Ltd. (formerly, Hurray! Holding Co., Ltd.) (the “Company”)

ADS CUSIP No.:	48274B103.
ADS Record Date:	May 21, 2012.
Meeting Specifics:	2012 Annual General Meeting of Shareholders to be held on July 12, 2012 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (the “ADRs”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

Proposal No. 1:	To approve the amendments to Ku6’s existing Articles of Association.

Proposal No. 2:	To approve the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$ 0.0291 per share, to be cancelled immediately upon repurchase, and the Company’s repurchase of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, to be cancelled immediately upon repurchase.

Proposal No. 3:	To elect Bruno Wu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 4:	To elect Tianqiao Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 5:	To elect Danian Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 6:	To elect Grace Wu to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 7:	To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 8:	To elect Tuoc Luong to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 9:	To elect Wenwen Niu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 10:	To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 11:	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

A	Proposals Ku6 Media Co., Ltd.

	For	Against	Abstain		For	Against	Abstain

PROPOSAL NO. 1	☐	☐	☐	PROPOSAL NO. 10	☐	☐	☐

PROPOSAL NO. 2	☐	☐	☐	PROPOSAL NO. 11	☐	☐	☐

PROPOSAL NO. 3	☐	☐	☐

PROPOSAL NO. 4	☐	☐	☐

PROPOSAL NO. 5	☐	☐	☐

PROPOSAL NO. 6	☐	☐	☐

PROPOSAL NO. 7	☐	☐	☐

PROPOSAL NO. 8	☐	☐	☐

PROPOSAL NO. 9	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Abstentions by holders of ADSs shall not be included in the determination of number of votes cast and shall not be counted as votes for or against a proposal.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. In the case of joint holders, all holders should sign on the Voting Instructions. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1- Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
/ /

2012 Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on July 9, 2012 (“ADS Voting Instructions Deadline”) for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Ku6 Media Co., Ltd. (formerly, Hurray! Holding Co., Ltd.) (the “Company”)

ADS CUSIP No.:	48274B996.
ADS Record Date:	May 21, 2012.
Meeting Specifics:	2012 Annual General Meeting of Shareholders to be held on July 12, 2012 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (the “ADRs”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

Proposal No. 1:	To approve the amendments to Ku6’s existing Articles of Association.

Proposal No. 2:	To approve the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$ 0.0291 per share, to be cancelled immediately upon repurchase, and the Company’s repurchase of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, to be cancelled immediately upon repurchase.

Proposal No. 3:	To elect Bruno Wu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 4:	To elect Tianqiao Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 5:	To elect Danian Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 6:	To elect Grace Wu to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 7:	To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 8:	To elect Tuoc Luong to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 9:	To elect Wenwen Niu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 10:	To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 11:	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

A	Proposals	Ku6 Media Co., Ltd.

	For	Against	Abstain		For	Against	Abstain

PROPOSAL NO. 1	☐	☐	☐	PROPOSAL NO. 10	☐	☐	☐

PROPOSAL NO. 2	☐	☐	☐	PROPOSAL NO. 11	☐	☐	☐

PROPOSAL NO. 3	☐	☐	☐

PROPOSAL NO. 4	☐	☐	☐

PROPOSAL NO. 5	☐	☐	☐

PROPOSAL NO. 6	☐	☐	☐

PROPOSAL NO. 7	☐	☐	☐

PROPOSAL NO. 8	☐	☐	☐

PROPOSAL NO. 9	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Abstentions by holders of ADSs shall not be included in the determination of number of votes cast and shall not be counted as votes for or against a proposal.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. In the case of joint holders, all holders should sign on the Voting Instructions. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1- Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
/ /

2012 Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on July 9, 2012 (“ADS Voting Instructions Deadline”) for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Ku6 Media Co., Ltd. (formerly, Hurray! Holding Co., Ltd.) (the “Company”)

ADS CUSIP No.:	48274B988.
ADS Record Date:	May 21, 2012.
Meeting Specifics:

2012 Annual General Meeting of Shareholders to be held on July 12, 2012 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (the “ADRs”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

Proposal No. 1:	To approve the amendments to Ku6’s existing Articles of Association.

Proposal No. 2:	To approve the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$ 0.0291 per share, to be cancelled immediately upon repurchase, and the Company’s repurchase of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, to be cancelled immediately upon repurchase.

Proposal No. 3:	To elect Bruno Wu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 4:	To elect Tianqiao Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 5:	To elect Danian Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 6:	To elect Grace Wu to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 7:	To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 8:	To elect Tuoc Luong to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 9:	To elect Wenwen Niu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

Proposal No. 10:	To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

Proposal No. 11:	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

A	Proposals Ku6 Media Co., Ltd.

	For	Against	Abstain		For	Against	Abstain

PROPOSAL NO. 1	☐	☐	☐	PROPOSAL NO. 10	☐	☐	☐

PROPOSAL NO. 2	☐	☐	☐	PROPOSAL NO. 11	☐	☐	☐

PROPOSAL NO. 3	☐	☐	☐

PROPOSAL NO. 4	☐	☐	☐

PROPOSAL NO. 5	☐	☐	☐

PROPOSAL NO. 6	☐	☐	☐

PROPOSAL NO. 7	☐	☐	☐

PROPOSAL NO. 8	☐	☐	☐

PROPOSAL NO. 9	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Abstentions by holders of ADSs shall not be included in the determination of number of votes cast and shall not be counted as votes for or against a proposal.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. In the case of joint holders, all holders should sign on the Voting Instructions. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
/ /